June 6, 2005

VIA FAX AND EDGAR

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Interpool, Inc. Amendment No. 1 to Schedule 14A Filed April 27, 2005 Form 10-K/A for Fiscal Year Ended December 31, 2004 Form 10-K for Fiscal Year Ended December 31, 2003 File No. 001-11862

Dear Ms. Long:

          We have prepared this letter in response to the staff's comment letter dated May 26, 2005 regarding Amendment No. 1 to the Schedule 14A, filed by Interpool, Inc. ("Interpool") on April 27, 2005 (the "Proxy Statement"), Interpool's Form 10-K for the year ended December 31, 2004, as amended by the Form 10-K/A filed on May 2, 2005 (the "2004 Form 10-K"), and Interpool's Form 10-K for the year ended December 31, 2003 (the "2003 Form 10-K").

          We have prepared an amended version of our preliminary Proxy Statement in response to the staff's comments, which we are filing electronically today on Edgar. A copy of our amended Proxy Statement is attached to this letter as Annex 1. We have also prepared an Amendment to Interpool's 2003 Form 10-K, responding to the staff's second comment in the May 26 letter and making other changes to the 2003 Form 10-K, as described in the Explanatory Note appearing at the beginning of the Amendment. This Form 10-K Amendment is being filed electronically today on Edgar. Attached to this letter as Annex 2 is the revised version of Item 9(a) as this Item appears in our amended Form 10-K for 2003, marked to show changes from the original version of Item 9(a).

          As discussed with the staff, in response to the second comment in the Staff's May 26, 2005 letter, we will prepare and file amendments to our Form 10-Q filings for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 prior to our Special Meeting of Stockholders. As noted in our amended Proxy Statement, this Special Meeting is currently scheduled for June 30, 2005. Attached to this letter as Annex 3 is the revised language for Item 4 of these Form 10-Q reports, which we propose to include in our Amendments to these filings.

          Set forth below are our specific responses to the comments of the staff communicated in the May 26, 2005 letter. For your convenience, we have included the text of each of the staff's numbered comments immediately before the applicable response.

1.	Please update your Schedule 14A to include the financial statements for the period ended March 31, 2005.

          Response: Our amended Proxy Statement accompanying this letter includes updated financial information relating to the period ended March 31, 2005. Assuming the staff advises us that there are no further comments on the proxy statement, we will distribute this amended Proxy Statement to our stockholders. Each copy of the amended Proxy Statement sent to stockholders will be accompanied by (i) a copy of Interpool's 2004 Form 10-K and (ii) a copy of Interpool's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

2.	We note your response to comment 25 in our letter dated February 24, 2005. However, we request that you revise your disclosure in Item 9(a) of Form 10-K for the year ended December 31, 2003 and Item 4 of Forms 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 to address our previous comment.

          Response: In response to this comment, we have revised Item 9(a) of our 2003 Form 10-K to more clearly state our management's conclusion regarding the effectiveness of our disclosure controls and procedures for the period covered by our 2003 Form 10-K. Please see Annex 2 to this letter for our proposed revisions to Item 9(a) of our 2003 Form 10-K. As explained in the Explanatory Note which appears at the beginning of our Form 10-K/A, it has also been necessary for us to make changes to Item 6 (Selected Financial Data), Item 7 (Management's Discussion and Analysis) and Item 8 (Financial Statements and Supplementary Data) of our 2003 Form 10-K.

          Insofar as the staff's comment relates to our Form 10-Q reports with respect to the periods ended March 31, 2004, June 30, 2004 and September 30, 2004, we will amend these filings to revise Item 4 in order to more clearly state our management's conclusion regarding the effectiveness of our disclosure controls and procedures for these periods. Please see Annex 3 to this letter for our proposed revisions to Item 4 of each of these filings. In connection with these amendments to our Form 10-Q's, it will also be necessary for us to make changes to Item 7 and Item 8, similar to the changes we have made in these items in our 2003 Form 10-K/A. (An appropriate explanatory note regarding all these changes will be included in each Amendment we will file with respect to these quarterly filings.) Assuming our proposed changes to Item 4 are acceptable to the staff, we will amend our 2004 Form 10-Q filings to incorporate these changes prior to the date of our special stockholder meeting to which the Proxy Statement relates.

          As we are seeking to print and distribute our Proxy Statement by this Wednesday, June 8, we would greatly appreciate receiving any further comments which the staff may have on the amended Proxy Statement, or the revisions to our 2003 Form 10-K and anticipated revisions to our 2004 Form 10-Q filings, within the next day, if at all possible.

          In connection with our response to the staff's comments, we acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Once you have had an opportunity to review this response, please contact the undersigned at (609) 452-8900 or our counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP at (212) 806-5509, with any questions or further comments relating to this response letter.

Very truly yours, /s/ James F. Walsh James F. Walsh Executive Vice President and Chief Financial Officer

ANNEX 1

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. 2)

Filed by the Registrant [X]
Filed by a Party other than the Registrant [_]

Check the appropriate box:

[X] Preliminary Proxy Statement
[_] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[_] Definitive Proxy Statement
[_] Definitive Additional Materials
[_] Soliciting Material Underss.240.14a-12

Interpool, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)	Title of each class of securities to which transaction applies: _____________________________________________________

(2)	Aggregate number of securities to which transaction applies: _____________________________________________________

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

_____________________________________________________

(4)	Proposed maximum aggregate value of transaction: _____________________________________________________

(5)	Total fee paid: _____________________________________________________

[_] Fee paid previously with preliminary materials:

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid: _____________________________________________________

(2)	Form, Schedule or Registration Statement No.: _____________________________________________________

(3)	Filing Party: _____________________________________________________

(4)	Date Filed: _____________________________________________________

INTERPOOL, INC.
211 College Road East
Princeton, New Jersey 08540

June [ ], 2005

Dear Stockholders:

We have scheduled a special meeting of our stockholders for the purpose of obtaining stockholder approval for the issuance of up to 2,857,565 shares of common stock upon the exercise of certain Series B warrants that were sold by Interpool in connection with a private transaction in September 2004. The meeting will be held on June 30, 2005 at 10:00 a.m. at the Union League Club, 38 East 37th Street, New York, New York 10016. Please note that business attire is required by the Union League Club.

On the following pages you will find the formal notice of the special meeting and proxy materials. The vote of each stockholder is important. Please be sure to mark, sign and return the enclosed proxy card so that your shares will be represented. Even if you have executed a proxy, you may still attend the special meeting and vote your shares in person.

Sincerely,

Martin Tuchman
Chairman of the Board and Chief Executive Officer

INTERPOOL, INC.
211 College Road East
Princeton, New Jersey 08540

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

June 30, 2005

Princeton, New Jersey
June [ ], 2005

To the Stockholders:

          NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of INTERPOOL, INC. (the "Company") will be held at the Union League Club, 38 East 37th Street, New York, New York 10016 on June 30, 2005, at 10:00 a.m., Eastern Time, for the following purposes:

3.	to approve the issuance of up to 2,857,565 shares of the Company's common stock upon the exercise of certain Series B warrants sold by the Company in connection with a private transaction consummated by the Company in September 2004; and

4.	to act upon such other matters as may properly come before the meeting or any adjournments thereof.

          All holders of common stock of record at the close of business on May 27, 2005 will be entitled to notice and to vote at the Special Meeting.

          Regardless of whether you vote using a traditional proxy card, through the Internet or by telephone, you may change your vote at any time before it is voted at the meeting.

By Order of the Board of Directors

Martin Tuchman
Chairman and Chief Executive Officer

INTERPOOL, INC.
211 College Road East
Princeton, New Jersey 08540

PROXY STATEMENT

          This Proxy Statement is furnished in connection with the solicitation on behalf of the Board of Directors of Interpool, Inc. (the "Company") of proxies for use at our Special Meeting of Stockholders (the "Special Meeting") to be held on June 30, 2005 at 10:00 a.m., Eastern Time, and at any adjournments thereof.

          This Proxy Statement, Notice of Meeting and Form of Proxy for the Special Meeting and accompanying materials are being mailed to each stockholder at such holder's address of record on or about June [__], 2005.

GENERAL

          Only stockholders of record at the close of business on May 27, 2005 are entitled to notice and to vote the shares of our common stock (the "common stock") held by them on that date at the Special Meeting or any adjournments thereof.

          If the accompanying proxy card is voted by casting your vote via regular mail, or via the Internet or telephone by following the instructions on the Proxy Card, and is not revoked, it will be voted in accordance with the instructions contained therein. Unless contrary instructions are given, the persons designated as proxy holders in the proxy card will vote for approval of the proposal contained herein, and, with regard to any other matters that may properly come before the meeting, as recommended by the Board of Directors; or, if no such recommendation is given, in their own discretion. Each stockholder may revoke a previously granted proxy at any time before it is exercised by filing a revoking instrument or a duly executed proxy bearing a later date with our Secretary. The powers of the proxy holders will be suspended if the person executing the proxy attends the Special Meeting in person and so requests. Attendance at the Special Meeting will not, in itself, constitute revocation of a previously granted proxy.

          The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on May 27, 2005 will constitute a quorum. Each outstanding share entitles its holder to cast one vote on each matter to be voted upon at the Special Meeting. As of May 27, 2005, there were 27,639,853 shares of common stock outstanding.

          The cost of soliciting proxies in the enclosed form will be borne by the Company. It is expected that the solicitation will be primarily by mail. Our officers and regular employees may, but without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, telephone or facsimile. We will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of May 27, 2005 by certain beneficial owners, each of the Company's directors, certain executive officers and all executive officers and directors as a group.

                                                                                          Options
                                                                                        Exercisable
                                                                         Number of        Within       Percentage
Name of Beneficial Owner                                                 Shares (1)       60 Days     Of Class (1)
Officers and Directors:
Martin Tuchman (2)(3)                                                     9,302,620      2,280,000         31.09%
Arthur L. Burns                                                             210,008         96,563          *
Warren L. Serenbetz, Jr.(4)(5)(6)(11)                                       473,726              0          1.71%
Peter D. Halstead                                                            67,500         60,000          *
Clifton H. W. Maloney                                                        15,000         15,000          *
Joseph J. Whalen                                                             37,500         37,500          *
William J. Shea                                                                   0              0          *
Michael S. Mathews                                                                0              0          *
William A. Geoghan (7)                                                        9,398          7,500          *
Herbert Mertz (7)                                                             9,397          7,500          *
Richard W. Gross (7)                                                          2,333              0          *
Brian Tracey                                                                  1,176              0          *
James F. Walsh (7)                                                               25              0          *
Christopher N. Fermanis (7)                                                   1,345              0          *
Executive officers and directors as a
   group (fourteen persons, as of May 27, 2005)                          10,130,028      2,504,063         33.61%
Other Stockholders:
Hickory Enterprises, L.P. (8)(9)                                          4,654,489              0         16.84%
  165 Signal Hill North
  Wilton, CT 06897
Raoul J. Witteveen (10)                                                   4,712,429      1,140,000         16.37%
  Surinamesttaat 37
  2585 CH The Hague
  The Netherlands
Warren L. Serenbetz (4)(6)(12)                                              791,142              0          2.86%
  695 West Street
  Harrison, NY 10528
Paul H. Serenbetz (4)(5)                                                    291,756              0          1.06%
  12 Howard Avenue
  New Haven, CT 06519
Stuart W. Serenbetz (4)(5)(7)                                               292,096              0          1.06%
  Stonebridge Development Corp.
  6 Hickory Drive
  Stamford, CT 06902
Clay R. Serenbetz (4)(5)                                                    292,646              0          1.06%
  695 West Street
  Harrison, NY 10528
The Chartres Limited Partnership (13)                                        90,000              0          *
  c/o Interpool, Inc.
  633 Third Avenue
  New York, NY 10017
Other Stockholders as a group                                            11,124,558      1,140,000         38.65%
-------------------------------
*Less than 1%
(1)	Includes shares subject to options which are exercisable within 60 days. In the event that all said options were exercised, the total number of outstanding shares of the Company's common stock would be 31,283,916. The percentage of class is calculated on the basis of an assumption that only the named individual exercised all of his options. Does not include the following options not exercisable within 60 days: Herbert Mertz; 50,000; Peter D. Halstead, 15,000; Joseph J. Whalen, 15,000; Clifton H. W. Maloney, 15,000; Michael S. Mathews, 15,000; William J. Shea, 15,000; Warren L. Serenbetz, Jr., 15,000; James F. Walsh, 25,000. Does not include shares which could be issued upon conversion in connection with holdings of the Company's 9.25% Convertible Redeemable Subordinated Debentures with a conversion price of $25.00 per share. Conversion of the holdings of the Debentures would result in a share issuance as follows: Martin Tuchman 80,000 shares; Warren L. Serenbetz and related entities and family members 106,906 shares; Arthur Burns 9,600 shares; Peter Halstead 1,000 shares; Joseph Whalen 8,000 shares; Clifton Maloney 2,000 shares; Richard Gross 8,000 shares; and Herbert Mertz 2,400 shares.

(2)	The business address of Mr. Tuchman is 211 College Road East, Princeton, New Jersey 08540.

(3)	Includes 6,767,618 shares directly held by Mr. Tuchman; 8,668 shares held by a pension plan f/b/o Mr. Tuchman; 46,619 shares held by a revocable grantor trust of which Mr. Tuchman is the grantor and trustee and Mr. Tuchman's brother is the beneficiary; 7,000 shares held by the Tuchman Foundation; 5,797 shares representing Mr. Tuchman's 51.3% interest in shares held by Kingstone Capital Group, LLC, a New Jersey limited liability company; 1,500 shares held by a pension plan f/b/o Mr. Tuchman's wife; 182,381 shares held by Princeton International Properties, Inc., a New Jersey corporation owned by Mr. Tuchman and his wife; and 3,037 shares held by Mr. Tuchman's wife.

(4)	Does not include shares held by Hickory Enterprises, L.P. described in footnote (8) below.

(5)	Each of Paul H. Serenbetz, Stuart W. Serenbetz and Clay R. Serenbetz is a brother of Warren L. Serenbetz, Jr. Warren L. Serenbetz is Warren L. Serenbetz, Jr.'s father.

(6)	At the stockholder meeting on December 15, 2004, Warren L. Serenbetz, Jr. was elected to the board of directors. Warren L. Serenbetz, who previously served as a director, did not stand for reelection to the board.

(7)	Includes indirect beneficial ownership of shares held by immediate family members.

(8)	In 1994, Hickory Enterprises, L.P., a Delaware limited partnership ("Hickory") was formed. Warren L. Serenbetz contributed shares of the Company's common stock in exchange for a limited partnership interest in Hickory. Each of Warren L. Serenbetz, Jr., Stuart W. Serenbetz, Paul H. Serenbetz and Clay R. Serenbetz contributed shares of the Company's common stock in exchange for a general partnership and limited partnership interest in Hickory. Each of the four general partners in Hickory has one vote in matters before Hickory.

(9)	Includes 117,000 shares held by an exchange fund as to which Hickory Enterprises retains certain voting rights.

(10)	Includes 3,467,730 shares directly held by Mr. Witteveen; 101,210 shares held by an exchange fund as to which Mr. Witteveen retains certain voting rights; 1,500 shares of which Mr. Witteveen's wife is the record owner; and 1,989 shares representing Mr. Witteveen's interest in shares held by Kingstone Capital Group, LLC, a New Jersey limited liability company.

(11)	Includes 182,380 shares held by the Radcliff Group, Inc.

(12)	The Warren L. Serenbetz Revocable Trust, of which Warren L. Serenbetz is the trustee, is the record owner of these shares of the Company's common stock. The beneficiaries of the Warren L. Serenbetz Revocable Trust are members of the immediate family of Warren L. Serenbetz

..
(13)	On February 1, 1995, Arthur L. Burns entered into an Agreement of Limited Partnership pursuant to which Mr. Burns contributed 90,000 shares of restricted common stock to The Chartres Limited Partnership ("Chartres"), in exchange for a 98% limited partnership interest in Chartres. Each of Meredith K. Burns and Kristin M. Reynolds, daughters of Arthur L. Burns, are the other limited partners and the general partners of Chartres. Limited partners do not have any voting rights or rights to participate in the management or operation of Chartres.

ITEM 1.	APPROVAL OF THE ISSUANCE OF UP TO 2,857,565 SHARES OF OUR COMMON STOCK UPON THE EXERCISE OF CERTAIN SERIES B WARRANTS ISSUED BY THE COMPANY IN CONNECTION WITH A PRIVATE TRANSACTION CONSUMATED BY THE COMPANY

          After evaluating several opportunities during the third quarter of 2004 to obtain additional financing to provide us with working capital and increase the amount of our stockholders equity, in September 2004, we consummated a private placement with four institutional investors of $150 million of a new series of 6% Notes due 2014 (the "Notes"). In connection with the sale of the Notes, we entered into a Warrant Agreement pursuant to which we issued to these investors two series of warrants (the "Series A Warrants" and "Series B Warrants" and jointly, the "Warrants") exercisable for an aggregate of 8,333,333 shares of our common stock. Of the $150 million in proceeds from the sale of the Notes and Warrants, we used $49 million to repurchase outstanding 7.35% notes due 2007 and 7.20% notes due 2007, which were held by the four investors. The remaining proceeds are being used for general corporate purposes, including the purchase of additional equipment, retirement of debt, potential acquisitions, and working capital.

          We would receive gross cash proceeds of $150 million if all the outstanding Warrants were exercised for cash by the holders thereof. Any such proceeds would be used for general corporate purposes, including, but not limited to, the purchase of equipment, retirement of debt, acquisitions and/or working capital

          Summary of Terms of Private Placement. The Warrants issued pursuant to the private placement are exercisable, at the option of the investors, into shares of our common stock at an exercise price of $18 per share. The exercise price and the number of shares issuable upon exercise of the Warrants will be subject to anti-dilution adjustments under certain circumstances as set forth in the Warrants and the Warrant Agreement. At the current exercise price of $18 per share, the Series A Warrants are exercisable for a total of 5,475,768 shares of common stock, and the Series B Warrants are exercisable for a total of 2,857,565 shares of common stock. The exercise of the Series A Warrants was not contingent upon stockholder approval, and all 5,475,768 Series A Warrants were exercisable immediately upon the completion of the private placement and are currently exercisable. The exercise of the Series B Warrants requires stockholder approval under the terms of the Series B Warrants. Accordingly, at this Special Meeting we are asking for stockholder approval for the issuance of common stock upon the exercise of the Series B Warrants.

          If the Warrants were exercised in full, the common stock issuable upon the exercise of both the Series A and Series B Warrants (the "Warrant Shares") would constitute 23.17% of our common stock outstanding as of May 27, 2005 (inclusive of the Warrant Shares). Issuance of common stock upon exercise of the Warrants would have a dilutive effect on the Company's outstanding common stock and would reduce earnings per share for future periods.

          In connection with the sale of the Notes and Warrants, certain of our significant stockholders, including our Chairman and Chief Executive Officer and a member of our Board of Directors and certain related stockholders, who collectively own more than 50% of our common stock, have entered into a voting agreement pursuant to which they have agreed to vote to approve the exercise of the Series B Warrants at this Special Meeting.

          We have agreed to file a registration statement for the Warrant Shares and the Notes with the Securities and Exchange Commission by July 1, 2005. In addition, we have agreed to use commercially reasonable efforts to have the Warrant Shares registration statement and the Notes registration statement declared effective by September 1, 2005. It is impossible for us to predict when either of these registration statements will become effective. If either of these registration statements is not effective by October 1, 2005, or is not filed by July 1, 2005, we will be required to pay liquidated damages to the holders of these securities based upon a value of $150.0 million for the Notes and $150.0 million for the Warrants. For the first 90 days, the amount of liquidated damages to be paid related to the Warrants and the Notes will be calculated using a rate of 0.25% per annum for each day the registration statements are not effective after September 30, 2005 or if the registration statements are not filed by July 1, 2005. This percentage will be increased by 0.25% for each 90 day period, until these conditions are met, up to a maximum of 1.00% per annum.

          Additional information about the sale of the Warrants appears in our Annual Report on Form 10-K for the year ended December 31, 2004, a copy of which (other than exhibits) is enclosed herewith. The form of the Warrant Agreement and the Series A and Series B Warrants are exhibits to that Form 10-K filing. Upon request, we will provide copies of these or any other exhibits to that Form 10-K filing at no cost to stockholders. All requests for copies should be directed to 211 College Road East, Princeton, New Jersey 08540, Attention of Investor Relations.

           Reasons for Stockholder Approval

          Issuance or Potential Issuance of More of Our Outstanding Common Stock. The Company's Board of Directors determined that the sale of the Notes and Warrants in September 2004 was advantageous to the Company and that the Warrant Shares to be issued upon exercise of the Warrants would further the best interests of the Company because the additional funds raised upon any exercise of the Warrants will provide additional operating capital for the Company. The Board considered the benefits and risks of raising funds based, in part, on estimated future market prices relative to other alternatives, and concluded that the terms set forth in the private placement in September 2004 were in the best interests of the Company and represented the best alternative available to the Company to meet its funding needs at the time. The Board of Directors therefore unanimously approved the sale of the Notes and Warrants and the issuance of shares of common stock upon exercise of the Warrants.

          Impact of the Transaction. It is important to note that issuance of the Warrant Shares upon the exercise of the Warrants will result in dilution to the equity interests of other holders of the common stock. Specifically, upon receipt of stockholder approval of this proposal, the exercise of the Series B Warrants and the issuance of the additional common stock upon such exercise will result in a decrease of the relative voting control and dilute the equity interests of the holders of our common stock. However, our Directors, many of whom hold significant amounts of our common stock, recommend the approval of this proposal, as the issuance of shares of our common stock resulting from the exercise of the Warrants will increase the Company's capital.

          Under the terms of the Warrant Agreement, in the event that stockholder approval of the issuance of common stock pursuant to the Series B Warrants is not obtained at this Special Meeting, and if such approval is not otherwise obtained prior to June 30, 2005, the holders of the Series B Warrants will have the right, upon exercise of the Series B Warrants and payment of the applicable exercise price, to receive cash from the Company in an amount equal to 105% of the current market price of our common stock on the day prior to exercise.

          Our stockholders will not have the opportunity to dissent from the transaction or to receive an agreed or judicially appraised value for their shares of common stock.

           Vote Required and Recommendation of Board of Directors

          We agreed with the investors that purchased our Notes and Warrants to use all commercially reasonable efforts to cause the holders of a majority of our outstanding shares of common stock, in accordance with all statutory laws and securities market or exchange rules applicable to the Company, to approve the exercise of the Series B Warrants. Our Board of Directors now solicits your proxy to be voted to approve the issuance of a sufficient number of shares of our common stock to be issued upon the exercise of the Series B Warrants.

          The affirmative vote of a majority of the votes cast in person or by proxy at the meeting will be required to ratify and approve the issuance of common stock upon exercise of the Series B Warrants. Abstentions will not be counted toward the tabulation of votes cast on the proposal. Broker non-votes will be counted towards a quorum, but will not be counted for any purpose in determining whether this matter has been approved. Properly executed unrevoked proxies will be voted for Item 1 unless a vote against such proposal or an abstention is indicated.

          THE BOARD OF DIRECTORS DEEMS THIS PROPOSAL TO BE IN THE BEST INTERESTS OF THE COMPANY AND RECOMMENDS A VOTE "FOR" THE APPROVAL OF THIS ITEM 1 RATIFYING THE POTENTIAL ISSUANCE OF UP TO 2,857,565 SHARES OF THE COMPANY'S COMMON STOCK IN CONNECTION WITH THE EXERCISE OF THE SERIES B WARRANTS.

SELECTED FINANCIAL DATA

(dollars in thousands, except share and per share amounts)

          The following table sets forth our selected historical consolidated financial data for the periods and at the dates indicated. This information should be read in conjunction with our historical consolidated financial statements, and the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the three month period ended March 31, 2005, both of which are incorporated by reference in this Proxy Statement. Copies of our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the three month period ended March 31, 2005 are enclosed with each copy of this proxy statement being mailed to stockholders.

SELECTED FINANCIAL DATA
(in thousands, except per share amounts)

                                                                                                                        (unaudited)
                                                                                                                       Three Months
                                                                     YEAR ENDED DECEMBER 31,                           Ended March,
                                             2004         2003(1)(2)    2002(1)(2)(3)  2001(1)(2)(4)   2000(1)(2)(4)(5)  31, 2005
                                             ----         ----------    -------------  -------------   ----------------  --------

INCOME STATEMENT DATA:
Equipment leasing revenue                  $388,183        $374,287        $325,080        $338,718        $287,553         $95,142

Depreciation and amortization
of leasing equipment                        $89,458         $87,498         $88,707         $79,678         $66,075         $21,933

Interest expense                           $112,013        $106,688        $108,344         $98,270         $87,809         $29,373

Fair value adjustment for
warrants                                    $49,222            --              --              --              --           $(6,858)

Income before cumulative
effect of change in accounting
principle                                    $8,429         $41,190          $4,389         $28,104         $44,040         $20,388

Income per share:
Basic                                         $0.31           $1.51           $0.16           $1.03           $1.61           $0.74
                                              =====           =====           =====           =====           =====           =====

Diluted                                       $0.29           $1.42           $0.15           $0.97           $1.61           $0.63
                                              =====           =====           =====           =====           =====           =====

Weighted average shares
outstanding:

Basic                                        27,380          27,365          27,360          27,417          27,421          27,638

Diluted                                      28,960          30,396          29,202          28,973          27,426          33,193

Cash dividends declared per
common share                                  $0.25           $0.25         $0.2275         $0.1925           $0.15         $0.0625

                                             2004           2003             2002           2001            2000            2005
                                             ----           ----             ----           ----            ----            ----
BALANCE SHEET DATA:
Cash and cash equivalents                  $309,458        $141,019        $170,613        $103,760        $157,224        $266,322

Net investment in direct                   $363,445        $426,815        $334,129        $275,372        $213,180        $370,627
financing leases

Leasing equipment, net                   $1,579,196      $1,636,716      $1,557,639      $1,335,610      $1,231,037      $1,643,470

Total assets                             $2,404,086      $2,373,036      $2,241,944      $1,923,052      $2,204,590      $2,428,844

Debt and capital lease                   $1,718,198      $1,715,687      $1,672,211      $1,429,680      $1,706,985      $1,686,419
obligations

Stockholders' equity                       $394,186        $383,640        $336,996        $352,072        $341,322        $418,029

(1)	As disclosed in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2004, the Company uncovered an immaterial error related to financial statements not part of any current filing, which has been reported as an adjustment to opening retained earnings. For further information regarding this adjustment, see Note 1 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2004.

(2)	Certain reclassifications have been made to the 2003, 2002, 2001 and 2000 amounts in order to conform to the 2004 presentation.

(3)	Effective June 27, 2002, our financial statements include CAI as a consolidated subsidiary. (See Note 11 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2004.)

(4)	As a result of adopting Statement of Financial Accounting Standards No. 145 ("SFAS 145") extraordinary gains related to the retirement of debt during the years ended December 31, 2001 and 2002, respectively, have been reclassified into operating income on a pretax basis. Income before cumulative effect of change in accounting principle include net of tax amounts of $558 and $840 for years ended December 31, 2001 and 2000, respectively.

(5)	The 2000 income statement data excludes $660 resulting from the cumulative effect of change in accounting principle. The 2000 results include earnings from the assets acquired from Transamerica ("TA"), which we acquired on October 24, 2000, with an effective date of October 1, 2000. The 2000 results include only the chassis acquired from TA as the rail trailers and domestic containers were identified as assets held for sale at the time of purchase.

PRO FORMA FINANCIAL INFORMATION

          The following tables set forth selected pro forma financial information reflecting the sale of the Notes and Warrants. The pro forma condensed consolidated statements of income are presented as if the sale of the Notes and Warrants, the repurchase of $31.6 million of 7.35% notes due in 2007, and the repurchase of $17.5 million of 7.20% notes due in 2007, had occurred as of January 1, 2004. No pro forma balance sheet has been provided since our Balance Sheet at December 31, 2004, which has been incorporated by reference, includes the effect of the transactions described above. This pro forma information should be read in conjunction with the historical financial information provided above and with our historical consolidated financial statements, and the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the three month period ended March 31, 2005, which are enclosed with the copies of this proxy statement sent to our stockholders. The pro forma financial information is not necessarily indicative of what our results of operations or financial condition would have been for the periods or at the dates indicated.

INTERPOOL, INC. AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
(dollars in thousands, except share and per share amounts)
(unaudited)

                                                                                          Year Ended December 31, 2004
                                                                                                     Pro Forma
                                                                                    As Reported     Adjustments     Pro Forma

REVENUES:
   Equipment leasing revenue                                                          $388,183          $---        $388,183
   Other revenue                                                                        16,204           ---          16,204
                                                                                       -------         -----         -------
TOTAL REVENUES                                                                         404,387           ---         404,387
                                                                                       -------         -----         -------

COSTS AND EXPENSES:
  Lease operating and administrative expenses                                          145,275           ---         145,275
  Provision for doubtful accounts                                                        1,476           ---           1,476
  Fair value adjustment for derivative instruments                                      (2,430)          ---          (2,430)
  Fair value adjustment for warrants                                                    49,222           ---          49,222
  Depreciation and amortization of leasing equipment                                    89,458           ---          89,458
  Impairment of leasing equipment                                                        4,610                         4,610
  Income for investments accounted for under the equity method                            (416)          ---            (416)
  Other income, net                                                                    (15,686)          ---         (15,686)
  Gain on insurance settlement                                                          (6,267)          ---          (6,267)
  Interest expense                                                                     112,013         4,862 (a)     116,875
  Interest income                                                                       (3,390)          ---          (3,390)
                                                                                       -------         -----         -------
TOTAL COSTS AND EXPENSES                                                               373,865         4,862         378,727
                                                                                       -------         -----         -------

INCOME BEFORE MINORITY INTEREST EXPENSE AND PROVISION FOR INCOME TAXES                 30,522         (4,862)         25,660
     Minority interest expense, net                                                    (8,372)           ---          (8,372)
                                                                                       ------          -----          ------
     Income before provision for income taxes                                          22,150         (4,862)         17,288
PROVISION FOR INCOME TAXES                                                             13,721         (1,945) (b)     11,776
                                                                                       ------         ------          ------

NET INCOME                                                                             $8,429        $(2,917)         $5,512
                                                                                       ======        =======          ======

NET INCOME PER SHARE
  Basic                                                                                 $0.31                         $0.20
                                                                                        =====                         =====
  Diluted (c)                                                                           $0.29                         $0.19
                                                                                        =====                         =====
WEIGHTED AVERAGE SHARES OUTSTANDING (in thousands)
  Basic                                                                                27,380                         27,380
                                                                                       ======                         ======
  Diluted (c)                                                                          28,960                         28,960
                                                                                       ======                         ======
(a)	Amount reflects the incremental interest expense incurred on the issuance of $150,000 of 6% notes, partially reduced by the interest expense savings on the repayment of $31,605 of 7.35% notes due in 2007 and $17,490 of 7.20% notes due in 2007 for the period from January 1 through September 14, 2004, the effective date of the transaction.

(b)	Amount reflects the tax effect of the above items tax affected at 40% which represents a combined federal, state and local rate.

(c)	The Warrants and the convertible redeemable subordinated debentures (with an exercise price in excess of the average market price for the year ended December 31, 2004) do not have a dilutive effect on income per share and therefore are not included in diluted income per share.

ITEM 2.     OTHER MATTERS

          As of the date of this proxy statement, we know of no business that will be presented for consideration at the Special Meeting other than the items referred to above. Proxies in the enclosed form will be voted in respect of any other business that is properly brought before the Special Meeting in accordance with the judgment of the person or persons voting the proxies.

OTHER INFORMATION

          Copies of our Annual Report on Form 10-K for the year ended December 31, 2004 (other than exhibits) and our Quarterly Report on Form 10-Q for the three month period ended March 31, 2005 (other than exhibits) accompany this proxy statement and are incorporated by reference herein. Upon request, we will provide copies of any exhibits to these filings at no cost to stockholders. All requests for copies should be directed to 211 College Road East, Princeton, New Jersey 08540, Attention of Investor Relations.

           Stockholders are invited to visit our internet website at www.interpool.com for information throughout the year and links to filings with the Securities and Exchange Commission.

          A representative of our independent registered public accounting firm, KPMG LLP, is expected to be present at the Special Meeting with the opportunity to make a statement if such representative so desires and to respond to appropriate questions.

STOCKHOLDER PROPOSALS FOR THE 2005 ANNUAL MEETING

          Any proposal of a stockholder intended to be presented at our 2005 Annual Meeting of Stockholders must be received by our Secretary by June 17, 2005 for inclusion in our proxy, notice of meeting and proxy statement relating to the 2005 Annual Meeting. Any proposals received after June 17, 2005 will be considered untimely.

By Order of the Board of Directors

___________________________________________________________ Martin Tuchman Chairman/Chief Executive Officer

Preliminary Proxy Card

INTERPOOL, INC.

211 COLLEGE ROAD EAST

PRINCETON, NEW JERSEY 08540

PROXY – SPECIAL MEETING OF STOCKHOLDERS – June 30, 2005

          The undersigned hereby appoints Martin Tuchman and Arthur Burns as Proxies, each with the power to appoint his substitute, and hereby authorizes each of them to represent and to vote, all the shares of common stock of Interpool, Inc. held of record by the undersigned, on May 27, 2005, at the Special Meeting of Stockholders of INTERPOOL, INC. (the "Company") to be held at the Union League Club, 38 East 37th Street, New York, New York 10016 (business attire required), on June 30, 2005, at 10:00 a.m., Eastern Time, or any adjournement thereof for the following purposes as designated on the reverse side hereof.

(Continued and to be signed on the Reverse Side)

(Reverse Side)

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	IPOOL1	KEEP THIS PORTION FOR YOUR RECORDS

- DETACH AND RETURN THIS PORTION ONLY -

INTERPOOL, INC.

Vote on Proposal

		FOR	AGAINST	ABSTAIM
1.	Approval of the issuance of up to 2,857,565 shares of Interpool, Inc. common stock upon the exercise of certain Series B Warrants issued by the Company in connection with a private transaction consummated by the Company.	[ ]	[ ]	[ ]

	YES	NO
HOUSEHOLD ELECTION - Please indicate if you consent to receive certain future investor communications in a single package per household	[ ]	[ ]

Signature [Please sign within box]	Date	Signature [Please sign within box]	Date

ANNEX 2

The second and third paragraphs from the end of Item 9A - "Controls and Procedures" in our 2003 Form 10-K have been revised to read as follows (changes marked):

We carried out an evaluation, under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003 pursuant to SEC Rules 13a-15 and 15d-15 under the Exchange Act. Our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, due to [except for] the internal control deficiencies as [as described herein and taking into account the efforts to address those deficiencies] described herein, as of the evaluation date, our disclosure controls and procedures were not [are designed, and are] effective to give reasonable assurance that information we must disclose in reports filed with the SEC is properly recorded, processed, and summarized, and then reported within the time periods specified in the rules and forms of the SEC. In light of the ineffectiveness of our disclosure controls and procedures as mentioned above, we performed additional analysis and other procedures to ensure that our consolidated financial statements included in our amended Annual Report on Form 10-K for the year ended December 31, 2003 have been prepared in accordance with U.S. generally accepted accounting principles.

Other than the internal control issues and corresponding corrective actions discussed above, our Chief Executive Officer and Chief Financial Officer have each confirmed that, since the date of the evaluation to the date of the filing of this our amended [Annual Report on] Form 10-K, there have been no significant changes in the disclosure controls and procedures or in other factors that could significantly affect such controls or procedures, including any corrective actions with regard to significant deficiencies and material weaknesses.

ANNEX 3

The second and third paragraphs from the end of Item 4 - "Controls and Procedures" in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 will be revised to read substantially as follows (changes marked):

We carried out an evaluation, under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures as of [March 31, 2004][June 30, 2004][September 30, 2004] pursuant to SEC Rules 13a-15 and 15d-15 under the Exchange Act. Our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, due to [except for] the internal control deficiencies as described herein [and taking into account the efforts to address those deficiencies described herein], as of the evaluation date, our disclosure controls and procedures were not [are designed, and are] effective to give reasonable assurance that information we must disclose in reports filed with the SEC is properly recorded, processed, and summarized, and then reported within the time periods specified in the rules and forms of the SEC. In light of the ineffectiveness of our disclosure controls and procedures as mentioned above, we have performed additional analysis and other procedures to ensure that our consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended [March 31, 2004][June 30, 2004][September 30, 2004], as amended, have been prepared in accordance with U.S. generally accepted accounting principles.

Other than the internal control issues and corresponding corrective actions and additional analysis and other procedures discussed above, our Chief Executive Officer and Chief Financial Officer have each confirmed that, since the date of the evaluation to the date of the filing of this Form 10-Q, as amended, there have been no significant changes in the disclosure controls and procedures or in other factors that could significantly affect such controls or procedures, including any corrective actions with regard to significant deficiencies and material weaknesses.